UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Brown, Kenneth R.
   P.O. Box 25848
   Oklahoma City, OK  73125
   USA
2. Issuer Name and Ticker or Trading Symbol
   Liberty Bancorp, Inc.
   LBNA
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   June, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |6-1-97|J[1]| |39,768            |D  |[1]        |-0-                |D     |                           |
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Common Stock               |6-1-97|J[1]| |3,824[2]          |D  |[1]        |-0-                |I     |By ESOP                    |
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Common Stock               |6-1-97|J[1]| |64                |D  |[1]        |-0-                |I     |By Spouse                  |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |28.875  |6-1-9|J[3]| |11,000     |D  |[4]  |12-16|Common Stock|11,000 |[3]    |-0-         |D  |            |
(Right to Buy)        |        |7    |    | |           |   |     |-02  |            |       |       |            |   |            |
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Employee Stock Option |34.75   |6-1-9|J[5]| |17,000     |D  |[6]  |7-19-|Common Stock|17,000 |[5]    |-0-         |D  |            |
(Right to Buy)        |        |7    |    | |           |   |     |05   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
[1] Pursuant to the merger of Liberty Bancorp, Inc. with and into Banc One Oklahoma Corporation (the "Merger"), each share of Common Stock of
Liberty Bancorp, Inc. was converted into 1.175 shares of Banc One Corporation, having a value of $43.25 per share as of the effective date of the
Merger.
[2]Includes 96 shares acquired by the Reporting Person pursuant to the Liberty Bancorp, Inc. Salary Deferral, Profit Sharing and Employee Stock
Ownership Plan and Trust between January 1, 1997 and March 31,
1997.
[3]This option was assumed by Banc one Corporation in the Merger and is now exercisable for 12,925 shares of Common Stock of Banc One
Corporation at an exercise price of $24.57 per share, but otherwise on the same terms.
[4]This option becomes exercisable in five equal annual installments commencing on March 17, 1994, subject to acceleration upon certain events. As a result of the approval of the Merger by the shareholders of Liberty Bancorp, Inc., all previously unexercisable portions of the option became fully exercisable on March 31,
1997.
[5]This option was assumed by Banc one Corporation in the Merger and is now exercisable for 19,975 shares of Common Stock of Banc One
Corporation at an exercise price of $29.57 per share, but otherwise on the same terms.
[6]This option becomes exercisable in five equal annual installments commencing on July 19, 1996, subject to acceleration upon certain events. As a result of the approval of the Merger by the shareholders of Liberty Bancorp, Inc., all previously unexercisable portions of the option became fully exercisable on March 31,
1997.
SIGNATURE OF REPORTING PERSON
/s/Kenneth R. Brown
DATE
7-1-97